                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 11 -- K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE
    SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended...................December 31, 2003...................

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
    SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from........................to........................

    Commission file number...........000-14824............[Plexus Corp.]

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        PLEXUS CORP. 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                  PLEXUS CORP.
                             55 JEWELERS PARK DRIVE
                                NEENAH, WI 54956

PLEXUS CORP.
401(K) SAVINGS PLAN
INDEX TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


                                                                         PAGE(s)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM....................1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits
  as of December 31, 2003 and 2002.........................................2

Statement of Changes in Net Assets Available for Benefits
  for the year ended December 31, 2003.....................................3

Notes to Financial Statements...........................................4--7

SUPPLEMENTAL SCHEDULES

Schedule I: Schedule of Assets (Held at End of Year)
  as of December 31, 2003..................................................8




Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Participants and Administrator
of the Plexus Corp. 401(k) Savings Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Plexus Corp. 401(k) Savings Plan (the "Plan") as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




PricewaterhouseCoopers LLP

Milwaukee, Wisconsin
June 11, 2004

PLEXUS CORP. 401(K) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

                                                        2003            2002

ASSETS
Investments (See Note 3)                            $ 81,747,208    $ 54,622,457
Participant loans                                      2,048,345       2,493,835
                                                    ------------    ------------
                                                      83,795,553      57,116,292
Receivables
  Employer's contribution                                 82,622          76,547
  Participants' contributions                            233,285         217,433
                                                    ------------    ------------
    Total receivables                                    315,907         293,980
                                                    ------------    ------------
NET ASSETS AVAILABLE FOR BENEFITS                   $ 84,111,460    $ 57,410,272
                                                    ============    ============


The accompanying notes are an integral part of these financial statements.

PLEXUS CORP. 401(K) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------


ADDITIONS
Additions to net assets attributed to
  Investment income
    Net appreciation in fair value of investments             $ 21,644,957
    Interest and dividends                                       1,032,549
                                                              ------------
                                                                22,677,506
                                                              ------------
  Contributions
    Participants'                                                7,109,482
    Employer's                                                   1,982,837
                                                              ------------
                                                                 9,092,319
                                                              ------------
    Total additions                                             31,769,825

DEDUCTIONS
Deductions from net assets attributed to
  Benefits paid to participants                                 12,003,724
  Administrative expenses                                           32,662
                                                              ------------
    Total deductions                                            12,036,386
                                                              ------------
  Net increase before plan transfers (see Note 8)               19,733,439
Transfer from other plan                                         6,967,749
                                                              ------------
  Net increase                                                  26,701,188
NET ASSETS AVAILABLE FOR BENEFITS
  Beginning of year                                             57,410,272
                                                              ------------
  End of year                                                 $ 84,111,460
                                                              ============


The accompanying notes are an integral part of these financial statements.

PLEXUS CORP. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------



1.      DESCRIPTION OF PLAN

        The following description of the Plexus Corp. 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

        GENERAL
        The Plan, originally effective January 1, 1989 and amended and restated effective March 1, 2000, is a contributory defined contribution plan covering substantially all employees of Plexus Corp. (the "Company" or the "Employer") and affiliated employers, as defined, who have completed 90 days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

        MERGER
        Effective January 1, 2003, the MCMS Retirement Plan was merged into the Plan. In connection with the merger, assets of $6,967,749, representing the account balances of former participants of the MCMS Retirement Plan, were transferred to the Plan on that date.

        CONTRIBUTIONS
        Employee pre-tax contributions are based on voluntary elections via phone or internet by the participants, directing the Company to defer a stated amount from the participant's compensation. Participants may elect to defer up to 18% of their annual compensation. The Company will make a matching contribution on behalf of a participant equal to 100% of the first 2.5% of the participant's compensation contributed to the Plan for participants who have completed one year of service. Contributions are limited by Section 401(k) of the Internal Revenue Code (the "Code").

        INVESTMENT ALTERNATIVES
        Plan participants may direct their entire account balances in 1% increments to any of the various investment options offered by the Plan. Company contributions are also invested based upon participant allocation elections. Participants may change their investment options on a daily basis.

        PARTICIPANT ACCOUNTS AND ALLOCATIONS
        Participant recordkeeping is performed by MFS Retirement Services, Inc. ("MFS"). For all investment programs which are mutual funds, MFS maintains participant balances on a share method. Participant investments in the Plexus Unitized Stock Fund, Conservative Portfolio Option, Moderate Portfolio Option, Aggressive Portfolio Option, and MFS Fixed Fund are accounted for on a unit value method. Units and unit values for these funds as of December 31, 2003 and 2002 were as follows:



                                                       UNITS                         UNIT VALUE
                                                    DECEMBER 31,                     DECEMBER 31,
                                               2003            2002              2003          2002
Plexus Unitized Stock Fund                  3,066,519       3,304,143           $ 6.56        $ 3.43
Conservative Portfolio Option                       -         124,056                -          9.45
Moderate Portfolio Option                           -         157,975                -          7.25
Aggressive Portfolio Option                         -         321,052                -          4.93
MFS Fixed Fund                              6,207,087       6,965,352             1.00          1.00


PLEXUS CORP. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------




        Each participant's account is credited with the participant's contributions and allocations of Company contributions and plan earnings (losses). Allocations of plan earnings (losses) are based on participant account balances in relation to total fund account balances, as defined by the plan document.

        VESTING AND DISTRIBUTIONS
        Participants immediately vest in all contributions made to the Plan. Participant accounts are distributable in the form of a lump sum payment or substantially equal installments of cash or in whole shares of Company securities as elected by the participant upon retirement, termination of employment, death, disability, financial hardship or attainment of age 59-1/2. Participant account balances less than $5,000 may be automatically distributed in a lump sum. In addition, participant accounts can be rolled over into an individual retirement account ("IRA") or another qualified defined contribution plan. Participant distributions may not be deferred past April 1 of the calendar year following the year in which the participant attains age 70-1/2. Forfeitures of unclaimed distributions are used to reduce Company matching contributions.

        PARTICIPANT LOANS
        Participants may borrow from their accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range up to five years. Loan terms can be extended for the purchase of a primary residence. Loans are collateralized by the balance in the participant's account and bear interest at the prime rate plus one percent at the time of loan origination. Principal and interest is paid ratably through regular payroll deductions.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        ACCOUNTING METHOD
        The financial statements of the Plan are prepared under the accrual method of accounting.

        USE OF ESTIMATES
        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

        INVESTMENT VALUATION AND INCOME RECOGNITION
        The Plan's investments are stated at fair value. The share value of mutual funds and the value of Plexus Corp. common stock is based on quoted market prices on the last business day of the plan year. The unit value of unitized funds and common trust funds is computed daily based on share price, dividend information and the value of the fund's short-term investments. Participant loans are stated at cost, which approximates fair value.

        The Plan presents in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recognized when earned.

PLEXUS CORP. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------



        RISKS AND UNCERTAINTIES
        The Plan provides for various investment options in a combination of different investment securities. The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

        PAYMENT OF BENEFITS
        Benefits are recorded when paid.

        ADMINISTRATIVE EXPENSES
        Certain expenses incurred in the administration of the Plan are paid by the Company and are not reflected within these financial statements.

3.      INVESTMENTS

        The following presents investments that represent 5 percent or more of the Plan's net assets:


                                                        2003             2002

Plexus Corp. Common Stock, 3,066,519 and
  1,230,759 shares, respectively                    $ 20,113,297    $ 10,806,064

MFS Capital Opportunities Fund, 654,056 and
  712,203 shares, respectively                         7,783,267       6,651,973

Munder Index 500 Fund, 418,599 and 322,337
  shares, respectively                                 9,711,499       5,911,667

MFS Value Fund, 299,869 and 333,231
  shares, respectively                                 6,099,327       5,504,974

MFS Mid Cap Growth Fund, 719,811 and
  703,317 shares, respectively                         5,621,723       3,980,772

MFS New Discovery Fund, 396,126 and
  359,887 shares, respectively                         6,080,534       4,113,507

MFS Fixed Fund, 6,207,087 and
  6,965,352 units, respectively                        6,207,087       6,965,352

American Europacific Growth Fund, 188,775
  and 177,495 shares, respectively                     5,702,903       4,077,054



        During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $21,644,957, as follows:




Mutual funds                      $ 11,580,306
Common stock                        10,064,651
                                  ------------
                                  $ 21,644,957
                                  ============


PLEXUS CORP. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

4.      AMOUNTS ALLOCATED TO WITHDRAWN PARTICIPANTS

        Approximately $16,072,276 and $7,492,151 of plan assets have been allocated to the accounts of persons who are no longer active participants of the Plan as of December 31, 2003 and 2002, respectively, but who have not yet received distributions as of that date.

5.      TAX STATUS

        The Internal Revenue Service has determined and informed the Company by a letter dated May 6, 1998, that the Plan is designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter, and the Company is in the process of requesting a new letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.      PLAN TERMINATION

        Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

7.      RELATED PARTY TRANSACTIONS

        Certain plan investments represent shares of funds managed by MFS Heritage Trust Company, the trustee of the Plan, employer securities and participant loans. Transactions involving these investments are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

PLEXUS CORP. 401(K) SAVINGS PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003                                                     SCHEDULE I
--------------------------------------------------------------------------------



   IDENTITY OF ISSUER,
   BORROWER, LESSOR                                                                              CURRENT
   OR SIMILAR PARTY                                  DESCRIPTION OF INVESTMENT                    VALUE**

*  Plexus Corp. Common Stock                         Common Stock                              $ 20,113,297
*  MFS Money Market Fund                             Mutual Fund                                     55,012
*  MFS Capital Opportunities Fund                    Mutual Fund                                  7,783,267
*  MFS Mid Cap Growth Fund                           Mutual Fund                                  5,621,723
*  MFS Value Fund                                    Mutual Fund                                  6,099,327
*  MFS New Discovery Fund                            Mutual Fund                                  6,080,534
*  MFS Fixed Fund                                    Common Trust Fund                            6,207,087
   American EuroPacific Growth Fund                  Mutual Fund                                  5,702,903
   Janus Aspen Worldwide Fund                        Mutual Fund                                  1,716,129
   Munder Index 500 Fund                             Mutual Fund                                  9,711,499
   Dreyfus Premier Technology Fund                   Mutual Fund                                  1,860,792
   American Balanced Fund                            Mutual Fund                                  2,756,692
   Calvert Income Fund                               Mutual Fund                                  2,597,419
*  MFS Conservative Allocation Fund                  Mutual Fund                                  1,128,499
*  MFS Moderate Allocation Fund                      Mutual Fund                                  1,679,086
*  MFS Aggressive Growth Allocation Fund             Mutual Fund                                  2,633,942
                                                                                               ------------
                                                                                               $ 81,747,208
                                                                                               ============

*  Participant Loans                                 Interest rates ranging from 5.0%
                                                     to 11.5%; maturity dates ranging
                                                     from 2004 to 2008                         $  2,048,345
                                                                                               ============


*   Party-in-interest.

** Related cost information is not required for participant-directed investments.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                PLEXUS CORP. 401(k) SAVINGS PLAN

Date:  June 28, 2004
                                       /s/ Jos. D. Kaufman
                                       -------------------------------------
                                       Joseph D. Kaufman
                                       Employee Stock Savings Plan Fiduciary
                                        Committee Member